12/3/2004

04019828

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17974

RECEIVED NOV 29 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST WASHINGTON CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, Suite 3701
(No. and Street)

Seattle (City) Washington (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William L. McQueen, CPA (206) 623-7302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1001 Fourth Avenue, Suite 2900 (Address) Seattle (City) Washington (State) 98101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip F. Frink Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Washington Corporation, as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

TERESA A MCINTYRE NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 07-21-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Receptacle Type (nema, russel stoll, or standard)	Receptacle QTY per unit	Power utilization AMPS	Power utilization WATTS	Rack "U" size	Date Required
Grand Total Watts			0		

FIRST WASHINGTON CORPORATION

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

SEPTEMBER 30, 2004

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
First Washington Corporation

We have audited the accompanying statement of financial condition of First Washington Corporation (the Company) as of September 30, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Washington Corporation as of September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
November 5, 2004

FIRST WASHINGTON CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash	$ 263,994
Receivable from clearing organization	241,868
Securities owned, at market value	15,127
Deposit with clearing organization	50,392
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $134,603	217,998
Other assets	28,823
	$ 818,202

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 5,491
Accrued liabilities	104,055
Payable to clearing organization	15,225
	124,771
COMMITMENTS (Note 5)	
STOCKHOLDER'S EQUITY	
Common stock, $30 par value, 10,000 shares authorized, 2,800 shares issued and outstanding	84,000
Additional paid-in capital	230,595
Retained earnings	378,836
	693,431
	$ 818,202

See accompanying notes.

FIRST WASHINGTON CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2004

REVENUES	
Commissions	$ 1,641,295
Net gains on principal transactions	460,626
Interest and dividends	307,859
Other	49,024
	2,458,804
EXPENSES	
Commissions and salaries	1,637,078
Rent	211,686
Payroll and business taxes	128,469
Information services	116,179
Clearing costs	99,330
Insurance	80,536
Legal and accounting	49,193
Depreciation and amortization	33,149
Telephone	31,655
Dues and subscriptions	18,469
Interest	3,457
Other operating expenses	66,191
	2,475,392
LOSS BEFORE FEDERAL INCOME TAX	(16,588)
BENEFIT FOR FEDERAL INCOME TAX	-
NET LOSS	$ (16,588)

See accompanying notes.

FIRST WASHINGTON CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2004

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, September 30, 2003	2,800	$ 84,000	$230,595	$395,424	$710,019
Net loss	-	-	-	(16,588)	(16,588)
BALANCE, September 30, 2004	2,800	$ 84,000	$230,595	$378,836	$693,431

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (16,588)
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	33,149
Unrealized depreciation in fair value of securities owned	98
Changes in assets and liabilities	
Receivable from clearing organization	59,910
Securities owned, net	92,113
Other assets	4,429
Accounts payable	(10,157)
Accrued liabilities	(27,895)
Payable to clearing organization	(89,594)
	45,465
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment and leasehold improvements	(233,907)
CHANGE IN CASH	(188,442)
CASH BALANCE	
Beginning of year	452,436
End of year	$ 263,994
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 3,457

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - First Washington Corporation (the Company) operates as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Receivable From Clearing Organization - The receivable from the clearing organization is stated at an amount that management expects to collect. No allowance has been recorded as, historically, there have been no material losses associated with this receivable.

Accounting Method - Securities transactions and the related revenue and expense are recorded on a settlement date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. As of September 30, 2004 and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Securities Owned - Securities owned are marked to market at month end based on available bid prices. Unrealized depreciation amounting to $98 as of September 30, 2004 is included in net gains on principal transactions in the statement of operations.

Depreciation and Amortization - Furniture and equipment are stated at cost and depreciated over their estimated useful lives of five to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

Fiscal Year - The Company has a 12-month fiscal year end, ending on September 30.

Cash - For purposes of the statement of cash flows, the Company considers only cash subject to immediate withdrawal.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

Federal Income Tax - The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on currently enacted tax laws and rates. No such differences exist at September 30, 2004. The Company has a net operating loss carryforward available for federal income tax purposes of approximately $17,000 at September 30, 2004, which will expire in 2024. The gross deferred tax asset of approximately $2,500 associated with this net operating loss is fully offset by a valuation allowance because realization of this benefit is not reasonably assured.

Note 2 - Securities Owned

The balance of securities owned at September 30, 2004 consists of state and municipal obligations maturing in 2029.

Note 3 - Transactions with Clearing Organization

The Company has an agreement with Pershing, whereby Pershing clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee, if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to maintain a deposit held at Pershing.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At September 30, 2004, the Company had net capital as follows:

Net capital	$ 442,464
Excess in net capital	$ 192,464
Percentage of aggregate indebtedness to net capital	25%

Note 5 - Commitments

During fiscal 2003, the Company entered into a lease agreement for new office space. The lease term commenced in December 2003 and is for a period of 10 years. During fiscal 2004, the Company entered into a lease agreement with a subtenant. This sublease commenced September 1, 2004, and is cancelable by the subtenant after six months, provided the subtenant gives two months notice. The future minimum rent payments are as follows:

Fiscal Year Ending	
2005	$ 336,412
2006	389,722
2007	401,472
2008	403,430
2009	398,708
Thereafter	1,727,862
	$ 3,657,606

The Company's office space lease includes provisions for rent escalations throughout the lease term. These scheduled rent increases are recognized in rent expense on a straight line basis over this term. A liability of approximately $37,000 for rent recognized but not yet paid is included in the balance of accrued liabilities at September 30, 2004.

Rent expense was $211,686 for the fiscal year ended September 30, 2004.

Note 6 - Employee Benefit Plan

The Company maintains a profit sharing plan covering substantially all employees. Annual contributions are made at the discretion of the Board of Directors. No contribution was made for the fiscal year ended September 30, 2004.

Note 7 - Trading Activities and Related Risks

In the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk).

Note 7 - Trading Activities and Related Risks (Continued)

Market risk is the potential change in value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the market values reflected on the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring risk limits.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. The Company's direct exposure to credit risk is concentrated in the balance of securities owned and any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to these credit risks by trading only exchange traded financial instruments, which generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges, and maintaining cash deposits with only high quality financial institutions.

Additionally, in the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

Note 8 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 693,431
Deductions	
Unsecured receivables, furniture, equipment, leasehold improvements, and other assets	(247,506)
Haircuts on securities owned	(3,461)
Net capital	$ 442,464

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$ 124,771
Deductions	
Payable to clearing collateralized by securities owned	(15,225)
Aggregate indebtedness	$ 109,546

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 250,000
Percentage of aggregate indebtedness to net capital	25%
Ratio of aggregate indebtedness to net capital	.25 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of September 30, 2004, computed by First Washington Corporation in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

FIRST WASHINGTON CORPORATION

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III

FIRST WASHINGTON CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
First Washington Corporation

In planning and performing our audit of the financial statements of First Washington Corporation for the year ended September 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Washington Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Moss Adams LLP

Seattle, Washington
November 5, 2004